FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 11, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: November 11, 2005

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF AEUB RELEASE OF

FINAL BITUMEN CONSERVATION DECISION

November 11, 2005  Paramount Energy Trust ("PET" or the “Trust”) (TSX – PMT.UN) advises that the Alberta Energy and Utilities Board (“AEUB”) issued Decision 2005-122 (the “Decision”) regarding the recent gas over bitumen Phase 3 Final Hearing held June 14 to August 12, 2005. Decision 2005-122 rules that production from certain Wabiskaw-McMurray gas zones will not be allowed in 917 wells.  This final decision represents no significant change from the gas estimated to be affected by the 2004 interim decisions.

Decision 2005-122 had minimal impact on the Trust, targeting one additional well, producing less than 50 Mcf/d net to PET, for shut-in effective January 1, 2006. Shut-in PET wells with a productive capacity of less than 200 Mcf/d net to PET were approved for production, for a net potential gain to the Trust’s production of approximately 150 Mcf/d as a result of the decision.  PET currently has approximately 17.4 MMcf/d of production shut-in pursuant to AEUB Orders related to the gas over bitumen issue.

PET was an active participant in the Final Hearing, filing detailed evidence supporting the resumption of production from six gas pools representing approximately 8.5 MMcf/d of production the Trust currently has shut-in pursuant to AEUB Orders.  PET also reiterated to the AEUB its continued objection to all zones that have been shut-in as a result of the interim hearing based on the new evidence that the Trust has submitted. However, none of this new evidence submitted by PET had any impact on the AEUB’s final decision.

“Today’s final decision regarding the gas over bitumen issue does not come as a surprise to us but it does bring some disappointment.” said Sue Riddell Rose, President and Chief Executive Officer of the Trust.  “PET has been fully accountable on this issue, dedicating significant time, resources, precious manpower and technical horsepower to thoroughly understand the technical issues and risk to bitumen recovery as a result of continued gas production from PET’s specific gas pools.  After extensive study PET concluded that the risk to future bitumen recovery from PET’s gas production was minimal.  It appears that the Board does not agree and continues to be unmoved from their initial views.”

With the AEUB “process” now complete, PET will continue to focus on converting its shut-in natural gas assets back into producing assets. While the Trust is receiving partial relief from its lost cash flow in the form of monthly royalty reductions, PET still owns the shut-in reserves and they would be much more valuable were they returned to production. PET will continue to monitor new information as there is good potential that future field evidence from actual SAGD projects will provide support to PET’s technical position. The Trust will also continue its active involvement in technical solution initiatives.  Our approach will be project specific in nature, exploring technical solutions such as flue gas injection, gas cap repressurization with air, low pressure pump technology and other research initiatives that may not yet have been identified and working with specific bitumen rights owners. PET will also be diligent in the monitoring of all future approvals of SAGD projects in our operating areas as associated gas production and contamination from SAGD operations is a serious concern for all owners of shut-in gas reserves.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

About PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange (“TSX”) under the symbol "PMT.UN".  In addition, the Trust has two debenture listings on the TSX; “PMT.DB” which have a coupon rate of 8.0% and “PMT.DB.A” with a coupon rate of 6.25%. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor